UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported) **May 10, 2010**

LEGG MASON, INC.
(Exact name of registrant as specified in its charter)

Maryland	**1-8529**	**52-1200960**
(State or Other Jurisdiction of Incorporation)	(Commission File No.)	(IRS Employer Identification No.)

100 International Drive, Baltimore, Maryland	**21202**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(410) 539-0000**

Not Applicable
(Former name or former address if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.05   **Costs Associated with Exit or Disposal Activities.**

On May 10, 2010, Legg Mason, Inc. (the "Company") announced an initiative to streamline its business model to increase operating efficiency and overall profitability and growth. As part of the initiative, the Company will transition certain shared services to investment affiliates. The Company has announced a reduction in its corporate staff of approximately 350 positions as a result of the initiative; however, the Company expects that further voluntary terminations, transfers to investment affiliates and adjustments in its plans will increase these reductions. The Company expects the transition to be substantially completed by the end of the fourth quarter of its fiscal year ending March 31, 2012.

The Company projects that the initiative will result in annual cost savings of approximately $130 to $150 million, and expects to achieve the savings on a run rate basis by the fourth quarter of fiscal year 2012. The Company expects to incur restructuring and transition related costs in the range of $190 to $210 million over the next two fiscal years. The charges include approximately $75 million in investment affiliate transitional support, $50 million in costs for retaining employees through the transition, $45 million in severance and accelerated benefits costs and $30 million in other costs, including real estate and contractual obligations.

This Current Report on Form 8-K contains "forward-looking" statements, including, without limitation, statements related to projected cost savings resulting from the initiative, estimated restructuring and transition related costs and the expected timing for completion of the initiative. Any statements contained in this Current Report on Form 8-K that are not statements of historical fact may be forward-looking statements. These forward-looking statements are based upon the Company's current expectations. Forward-looking statements involve risks and uncertainties. The Company's actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of numerous risks and uncertainties, which include, without limitation, risks related to the Company's ability to implement the initiative as currently planned, the impact of external matters, including market conditions, or the initiative and its effects on the Company and unanticipated charges not currently contemplated that may occur as a result of the initiative. The Company's Annual Report on Form 10-K for the year ended March 31, 2009 and its Quarterly Report on Form 10-Q for the quarter ended December 31, 2009, contain under the heading, "Risk Factors," a more comprehensive description of risks to which the Company is subject. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LEGG MASON, INC.
(Registrant)

Date: May 14, 2010

/s/ Thomas P. Lemke
Thomas P. Lemke
Senior Vice President and General
Counsel